234 Ninth Avenue North Seattle, WA 98109	T 206-624-3357 F 206-624-6857 www.jonessoda.com

January 12, 2006

VIA EDGAR

William Choi

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Dear Mr. Choi,

The following is our response to the Staff’s comments on our Form 10-KSB for the fiscal year ended December 31, 2004 and Forms 10-QSB for fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 included in your letter which we received via facsimile on December 29, 2005.

SEC Comment

Form 10-KSB for Fiscal Year Ended December 31, 2004

Auditors Report, page F-2

1. We note that your accountants are registered with the Public Company Accounting Oversight Board. Please be advised that for reports issued or reissued on or after May 24, 2004, the accountants’ report must refer to the “standards of the Public Company Accounting Oversight Board (United States).” Please request your accountants revise their report accordingly. Refer to PCAOB Auditing Standard No. 1.

Response to SEC Comment

Our accountants, KPMG LLP, have confirmed to us that their audit of the consolidated balance sheets of Jones Soda Co. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss) and cash flows for each of the years in the two year period ended December 31, 2004 was performed in accordance with the standards promulgated by the Public Company Accounting Oversight Board. It was through an oversight that the reference in the audit report was not changed from “generally accepted auditing standards in the United States” to “standards of the Public Company Accounting Oversight Board”.

Although the auditors’ report does not contain the required language, the audit was performed in accordance with standards of the Public Company Accounting Oversight Board, and this omission does not have any impact on the consolidated financial statements and notes thereto. We believe that it is not necessary for the protection of shareholders to reissue the auditors’ report for the prior annual report. Rather than filing a correcting amendment to the Form 10-KSB for the fiscal year ended December 31, 2004, we will confirm that the auditors’ report included in Form 10-K for fiscal year ended December 31, 2005 includes the correct reference to the current standards of the PCAOB.

SEC Comment

Form 10-KSB for Fiscal Year ended December 31, 2004

Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, Page F-7

(e) Inventory

2. Please expand the disclosure to clarify your meaning of the term “laid-down cost.”

Response to SEC Comment

“Laid-down cost” is a soft drink beverages industry term used to characterize inventory costs as including freight and taxes. Although we believe this is a standard term in the soft drink industry, it may not be familiar to many readers. For future filings, we will delete the reference to “laid-down cost” in the explanation of our inventory accounting policy. Sample disclosure of our inventory accounting policy for our Form 10-K for the year ended December 31, 2005, to be filed in March 2006, would be as follows:

“Inventory has been stated at the lower of cost and estimated net realizable value and includes adjustments for estimated obsolescence. Cost is determined principally using actual cost on a first-in first-out basis. Inventory older than 12 months is considered obsolete and expensed as cost of goods sold.”

Further, as requested in your letter, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at 206-624-3357.

Sincerely,

/s/ Peter van Stolk
Peter van Stolk
President and Chief Executive Officer